UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On May 18, 2018, Rosetta Genomics Ltd. (the “Company”) received a decision letter from the Nasdaq Stock Market (“Nasdaq”) following a hearing that was held on May 17, 2018, informing the Company that the Nasdaq Hearing Panel has determined to delist the Company’s ordinary shares from the Nasdaq Stock Market and will suspend trading in those shares effective at the open of business on Tuesday, May 22, 2018.

On April 16, 2018, the Nasdaq staff (the “Staff”) notified the Company that it was in violation of Listing Rule 5250(f) for failure to timely pay its annual listing fee. The Company appealed the delisting, which preserved the listing status quo pending a hearing. The Staff notified the Company on April 24 and May 10, 2018 of additional deficiencies that also constituted grounds for delisting, insomuch as the Company had failed to maintain stockholders’ equity of over $2.5 million (Listing Rule 5550(b) or to timely file its Form 20-F for the period ended December 31, 2017 (Listing Rule 5250(c)(1).

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366, and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated May 18, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 18, 2018	By:	/s/ Ron Kalfus

Ron Kalfus
Chief Financial Officer